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                          January 24, 2023

       Brendan Flood
       Chairman and Chief Executive Officer
       Staffing 360 Solutions, Inc.
       757 Third Avenue, 27th Floor
       New York, NY 10017

                                                        Re: Staffing 360
Solutions, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 20,
2023
                                                            File No. 333-269308

       Dear Brendan Flood:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Nalbantian at 202-551-7470 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Rick Werner